UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant

To Rules 13d-1(b), (c), and (d) and Amendments Thereto Filed

Pursuant To Rule 13d-2

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

MEDecision, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

58406P102

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58406P102

1.	Names of Reporting Persons Liberty Ventures I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,146,285

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,146,285

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,146,285

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 58406P102

1.	Names of Reporting Persons Liberty Ventures II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 301,133

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 301,133

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 301,133

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.9%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 58406P102

1.	Names of Reporting Persons Thomas R. Morse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 23,581

	6.	Shared Voting Power 1,447,418

	7.	Sole Dispositive Power 23,581

	8.	Shared Dispositive Power 1,447,418

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,470,999

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.0%

12.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 to Schedule 13G amends and restates the initial statement on Schedule 13G filed by the Reporting Persons (as defined below) and Commonwealth Venture Partners II, L.P. (“Commonwealth Venture Partners”) with the Securities and Exchange Commission on February 14, 2007.  In September 2007, Commonwealth Venture Partners made a pro rata distribution to its partners of all the shares held by it of the Issuer’s (as defined below) Common Stock (as defined below).  As a result of this distribution, Commonwealth Venture Partners no longer owns any shares of the Issuer’s Common Stock and is no longer a reporting person.  Commonwealth Venture Partners was dissolved prior to December 31, 2007, and therefore, is not a signatory hereto.

Item 1.
	(a)	Name of Issuer MEDecision, Inc., a Pennsylvania corporation (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 601 Lee Road Chesterbrook Corporate Center Wayne, Pennsylvania 19087

Item 2.
(a)

Name of Person Filing
Liberty Ventures I, L.P.

Liberty Ventures II, L.P.

Thomas R. Morse

The foregoing persons are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business offices of each of the Reporting Persons is c/o Liberty Venture Partners, 2001 Market Street, Suite 3820, Philadelphia, Pennsylvania 19103.

	(c)	Citizenship Liberty Ventures I, L.P. is a Delaware limited partnership. Liberty Ventures II, L.P. is a Delaware limited partnership. Thomas R. Morse is a citizen of the United States of America.
	(d)	Title of Class of Securities common stock, no par value per share (the “Common Stock”)
	(e)	CUSIP Number 58406P102
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

(1) As of December 31, 2007, Liberty Ventures I, L.P. beneficially owned an aggregate of 1,146,285 shares of Common Stock.

(2) As of December 31, 2007, Liberty Ventures II, L.P. beneficially owned an aggregate of 301,133 shares of Common Stock.

(3) As of December 31, 2007, Mr. Morse beneficially owned an aggregate of 1,470,999 shares of Common Stock which included (A) 23,581 shares of Common Stock directly owned by Mr. Morse as of such date, (B) 1,146,285 shares of Common Stock directly owned by Liberty Ventures I, L.P. as of such date and (C) 301,133 shares of Common Stock directly owned by Liberty Ventures II, L.P. as of such date.

Mr. Morse is (A) the president and sole stockholder of the general partner of Liberty Ventures I, L.P. and (B) a managing director of the general partner of Liberty Ventures II, L.P.

The filing of this statement shall not be construed as an admission that each of the Reporting Persons is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement, other than the shares of Common Stock reported in this statement as being directly owned by such Reporting Person as of December 31, 2007.

(b)

Percent of class:

(1) As of December 31, 2007, Liberty Ventures I, L.P. beneficially owned approximately 7.0% of the class.

(2) As of December 31, 2007, Liberty Ventures II, L.P. beneficially owned approximately 1.9% of the class.

(3) As of December 31, 2007, Mr. Morse beneficially owned approximately 9.0% of the class.

The percentages expressed herein are calculated based upon 16,263,831 shares of Common Stock outstanding as of December 31, 2007.

	(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

(1) As of December 31, 2007, Liberty Ventures I, L.P. had sole power to vote or to direct the vote of 1,146,285 shares of Common Stock.

(2) As of December 31, 2007, Liberty Ventures II, L.P. had sole power to vote or to direct the vote of 301,133 shares of Common Stock.

(3) As of December 31, 2007, Mr. Morse had sole power to vote or to direct the vote of 23,581 shares of Common Stock.

(ii)

Shared power to vote or to direct the vote

As of December 31, 2007, Mr. Morse shared the power to vote or to direct the vote of 1,447,418 shares of Common Stock which included (A) 1,146,285 shares of Common Stock directly owned by Liberty Ventures I, L.P. as of such date and (B) 301,133 shares of Common Stock directly owned by Liberty Ventures II, L.P. as of such date.

(iii)

Sole power to dispose or to direct the disposition of

(1) As of December 31, 2007, Liberty Ventures I, L.P. had sole power to dispose or to direct the disposition of 1,146,285 shares of Common Stock.

(2) As of December 31, 2007, Liberty Ventures II, L.P. had sole power to dispose or to direct the disposition of 301,133 shares of Common Stock.

(3) As of December 31, 2007, Mr. Morse had sole power to dispose or to direct the disposition of 23,581 shares of Common Stock.

(iv)

Shared power to dispose or to direct the disposition of

As of December 31, 2007, Mr. Morse shared the power to dispose or to direct the disposition of 1,447,418 shares of Common Stock which included (A) 1,146,285 shares of Common Stock directly owned by Liberty Ventures I, L.P. as of such date and (B) 301,133 shares of Common Stock directly owned by Liberty Ventures II, L.P. as of such date.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008	Liberty Ventures I, L.P. By: Liberty Ventures, Inc., Its General Partner

	By:	/s/ Thomas R. Morse
Name: Thomas R. Morse Title: President

Liberty Ventures II, L.P. By: Liberty Venture Partners II, LLC, Its General Partner

	By:	/s/ Thomas R. Morse
Name: Thomas R. Morse Title: Managing Director

/s/ Thomas R. Morse
Thomas R. Morse

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement

Exhibit 1

Joint Filing Agreement

The undersigned hereby agree that the statement on Amendment No. 1 to Schedule 13G, dated as of the date hereof (the “Statement”), with respect to the common stock, no par value per share, of MEDecision, Inc., a Pennsylvania corporation, is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Joint Filing Agreement shall be included as an exhibit to the Statement and each such amendment.  Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein.  This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 14th day of February, 2008.

LIBERTY VENTURES I, L.P.
By: Liberty Ventures, Inc.,
Its General Partner

By:	/s/ Thomas R. Morse
Name: Thomas R. Morse
Title: President

LIBERTY VENTURES II, L.P.
By: Liberty Venture Partners II, LLC,
Its General Partner

By:	/s/ Thomas R. Morse
Name: Thomas R. Morse
Title: Managing Director

/s/ Thomas R. Morse
Thomas R. Morse